OTE ANNOUNCES NEW TARIFFS, SEASONAL DISCOUNT PACKAGES

ATHENS, Greece - July 11, 2005 - Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced new tariffs and the latest seasonal discount packages for international and long-distance calls.

The main characteristics of the seasonal discount packages
(effective from August 1st  to September 30, 2005) are:

-	Fixed-to-fixed International calls to UK, France, Italy and
Spain will be charged at EURO 0.04 per minute, an 80% discount from the EURO 0.209 per minute rate previously charged. The related charge for fixed-to-mobile calls will be EURO 0.283 per minute, replacing current charge per second.

Customers dialing any fixed number in these four countries can therefore talk for up to 75 minutes for less than EURO
3.00.

Additionally, subscribers of the discount "OTE options" and "OTE business" packages, which offer substantial reductions for calls to the above-mentioned countries, will be receiving their applicable package discounts on top of the seasonal package discounts. As a result, calls to any of the four mentioned countries of choice will be charged at a local call price rate (EURO 0.026 per minute), reflecting the discount rates of up to 35% provided through these packages for calls to selected countries.

-	OTE will also offer 10 minutes worth of free time (after the
3rd minute) on domestic long-distance calls. The offer applies for long-distance calls made from 8:00pm to 8:00am.

Monthly rental fees (effective from August 1st 2005) are revised as follows:

	-  PSTN lines: EURO 11.90, from EURO  11.40 currently
	-  ISDN BRA lines: EURO 15.40, from EURO 14.90 currently

OTE's PSTN and ISDN BRA monthly fees remain below cost levels, as indicated by the Regulatory Agency's cost control.

  All afore-mentioned discounts and tariff changes are subject to
approval by the                  Regulatory Agency (EETT).

About OTE

OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts
(ADR's) represents 1/2 ordinary share.

Additional Information is also available on http://www.ote.gr.




Contacts:
OTE:	Dimitris Tzelepis- Head of Investor
Relations, Tel: +30 210 611 1574 / 1429
	email: dtzelepis@ote.gr

	Nikos Kallianis - Senior Financial Analyst, Investor
Relations Tel: +30 210 611 8167
	email: nkallianis@ote.gr

	Daria Kozanoglou-Communications Officer,Investor Relations
Tel:+30 210 611 1121
	email: nkozanoglou@ote.gr

Cubitt Consulting: +44 20 7367 5100 (London); +1 212 279 3115 (New
York)

Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2005. OTE assumes no obligation to update information in this release.